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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Outcome Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 Custom House Street, Suite 1200
(No. and Street)

| Boston | MA | 02110 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| David Hausler | (917) 545-5958 | dhausler@outcomecapital.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, LLC
(Name – if individual, state last, first, and middle name)

| 3111 N. University Drive, Suite 621 | Coral Springs | FL | 33065 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 4/13/2010 | 5036 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Oded Ben-Joseph_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Outcome Capital, LLC_____, as of __12/31_____, 2 __025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CURTIS S. LANDRY
Notary Public
Massachusetts
My Commission Expires
Oct 20, 2028

Signature: _____

Title:
Managing Partner

## This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# OUTCOME CAPITAL, LLC

# STATEMENT OF FINANCIAL CONDITION

## December 31, 2025

# TABLE OF CONTENTS



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of **Outcome Capital, LLC**

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Outcome Capital, LLC** (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Assurance Dimensions*

We have served as **Outcome Capital, LLC's** auditor since 2024.

Assurance Dimensions, LLC
Coral Springs, Florida
February 19, 2026

**ASSURANCE DIMENSIONS, LLC**
also d/b/a McNAMARA and ASSOCIATES, LLC
**TAMPA BAY**: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
**JACKSONVILLE**: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
**ORLANDO**: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
**SOUTH FLORIDA**: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

# OUTCOME CAPITAL, LLC
## STATEMENT OF FINANCIAL CONDITION
### As of December 31, 2025

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 43,892 |
| Accounts receivables, net of allowance for credit losses | | 82,050 |
| Prepaid expenses | | 15,911 |
| Property and equipment, net | | 128,832 |
| Security deposit | | 1,850 |
| | | |
| **TOTAL ASSETS** | $ | 272,535 |

**LIABILITIES AND MEMBERS' EQUITY**

| | | |
|---|---|---:|
| Accrued expenses | | 14,594 |
| Accrued payroll | | 1,127 |
| Total liabilities | | 15,721 |
| | | |
| Commitments and contigencies (see Note 6) | | - |
| | | |
| Members' equity | | 256,814 |
| | | |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ | 272,535 |

The accompanying notes are an integral part of the financial statements.

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Outcome Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the state of Massachusetts and is a wholly owned affiliate of Outcome Holdings, LLC (Parent). The Company is engaged in business as a securities broker-dealer, which comprises merger and acquisition and advisory services.

The liability of the Members is limited to the capital held by the Company.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB").

### Use of Estimates in Preparing Financial Statements
The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Fair Value of Financial Assets and Liabilities
The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value due to their short-term nature. Such assets and liabilities include cash, accounts receivables, other assets, and accrued expenses and other liabilities. In accordance with ASC Topic 820, Fair Value Measurement, the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under applicable guidance are described below:

• Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities,
• Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;
• Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

**Revenue Recognition**

All revenue is accounted for in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). Under ASC 606 the Company (i) identifies the contract with a customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price of the contract, (iv) allocates the transaction price to the identified performance obligation in the contract, and (v) recognizes revenue as the Company satisfies the identified performance obligations in the contract.

The Company enters into contracts with customers that typically contain two performance obligations: (1) business advisory services and (2) transaction brokerage services. The Company's contracts include two types of consideration: (1) fixed monthly fees paid that are allocated to business advisory services and (2) a success fee which is considered variable consideration received upon the consummation of a transaction and allocated to transaction brokerage services. The success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. The Company views business advisory services as a promise to transfer a series of distinct services to the customers that are substantially the same and which have the same pattern of service equally through the contract period. Revenue is recognized ratably over a period of time during the contract term using an output measure of time elapsed. This continuous transfer of control is supported by the unilateral right of many of the Company's customers to terminate contracts for convenience, without having to provide justification for this decision. The Company invoices monthly under these arrangements with payment due on receipt of invoice. The Company recognizes revenue from success fees at a point in time when the transaction is successfully completed, and the uncertainty associated with the variable consideration is resolved.

The Company also enters into contracts with customers to provide general consulting services that do not contain specific deliverables. Typically, these engagements are less than one year. Under these arrangements, the Company views its performance obligation as a promise to transfer a series of distinct services to the customer that are substantially the same and have the same pattern of service equally through the contract period. Revenue is recognized ratably over a period of time during the contract term using an output measure of time elapsed.

Unearned revenue represents contract liabilities that are recorded when cash payments are received or are due in advance of the satisfaction of performance obligations. There was $65,030 of unearned revenue at the beginning of the year.

Expense reimbursements are included in revenue and an equivalent amount of reimbursable expenses is included in operating expenses in the period in which the expense is incurred.

**Income Taxes**

The Company accounts for income taxes in accordance with FASB ASC Topic 740, Income Taxes. Income taxes are generally not reflected in the accompanying financial statements as the responsibility for income taxes is that of the members, not of the Company itself. In 2022, the Company elected to be taxed as a pass-through entity for state income tax purposes only.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Income Taxes (continued)**

Under this regime, the Company pays the state income tax on behalf of its members for their share of state taxable income, rather than having each member report and pay taxes on their personal income tax return. As a result of this election, the Company distributed $5,603 for state income taxes on behalf of its members for the year ended December 31, 2025.

**Cash**

The Company maintains its cash in a commercial bank. All amounts held by the bank are subject to Federal Deposit Insurance Corporation insurance limitations, and amounts held may exceed those limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

**Accounts Receivable and Credit Losses**

The Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. As of December 31, 2025, there was no allowance for uncollectible amounts. Accounts receivable are stated at estimated net realizable value. The Company recognizes reserves for credit losses to ensure receivables are not overstated due to collectability. Credit loss reserves are maintained for customers using an expected credit loss model based on a variety of factors, including the nature of the accounts receivable, risks of loss, length of time customer receivables are past due, and historical experience. The Company provides for estimated uncollectible amounts through a charge to provision for credit losses and an allowance for credit losses. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to an allowance for credit losses and a credit to accounts receivable. For the year ended December 31, 2025, the Company had a provision for credit losses of $87,424.

**Property and Equipment**

Office furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method generally over an estimated useful life of three to five years for office furniture and equipment. Leasehold improvements are amortized over the lesser of the term of the lease or seven years using the straight-line method. Included in property and equipment is artwork recorded at cost. No depreciation is recorded for the artwork.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Leases

The Company accounts for leases under ASC 842, Leases. This guidance requires that lessees in a leasing arrangement recognize a right-of-use asset and a lease liability for all leases with a lease term greater than one year. Lease right-of-use assets ("ROU") and liabilities are recognized at the commencement date. The lease liability is measured as the present value of the lease payments over the lease term. The Company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments.

Operating lease ROU assets are calculated as the present value of the lease payments plus initial direct costs, plus prepayments less any lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. Lease expense is recognized on a straight-line basis over the lease term. The Company has elected not to recognize an ROU asset and obligation for a lease with an initial term of twelve months or less.

The leases do not have restrictive financial or other covenants. Payments due under the lease contract for office space include fixed payments and no variable payments other than the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable payments are not included in the lease payments used to determine lease liability and are recognized as variable costs when incurred.

See Note 6, "Commitments and Contingent Liabilities" for additional information on the Company's leases.

### Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

## NOTE 3 – EMPLOYEE BENEFIT PLAN

The Company has a profit-sharing retirement plan in which employees of the Company participate. The plan covers substantially all employees upon completion of three months of continuous service, as defined. The plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions up to six percent of annual compensation, subject to certain annual limitations. Notwithstanding an employee's election to defer salary, the Company contributes three percent of employee salary to the plan and may provide additional discretionary profit contributions at a rate to be determined annually. For the year ended December 31, 2025, the Company made contributions totaling $51,483.

## NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2025:

| | |
|---|---|
| Furniture and fixtures | $ 180,525 |
| Office equipment | 39,759 |
| Total | $ 220,284 |
| Less: Accumulated depreciation | (91,452) |
| Total property and equipment | $ 128,832 |

Depreciation expense totaled $42,147 for the year ended December 31, 2025 and is included in occupancy and equipment expenses on the Statement of Operations.

## NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $28,171, which was $23,171 in excess to its required net capital of $5,000. The Company's aggregate indebtedness net capital ratio was .56 to 1.

## NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company assigned its lessee obligation for office space, including the related ROU asset and lease liability, to Parent. As a result of this assignment, the Company derecognized a ROU asset of $3,300,726, accumulated amortization of $518,590, a corresponding lease liability of $2,889,111, and security deposit of $169,660 with the net amount of $62,685 recorded as a non-cash distribution to Parent during the year.

Total lease cost of $143,605 is included in the occupancy and equipment line item on the Statement of Operations for the year ended December 31, 2025. Cash paid for operating lease liabilities was $129,790 for the year ended December 31, 2025.

## NOTE 7 – CONCENTRATIONS

During the year ended December 31, 2025, revenue recognized from four customers accounted for 47.6% of total revenues.

## NOTE 8 – SEGMENT REPORTING

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies. The CODM is the senior executive committee that includes the Company's two Managing Partners.

## NOTE 9 – RELATED PARTIES

The Company entered into a services agreement with Parent. Pursuant to the agreement, Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services. Parent provides these services at no cost to the Company.

## NOTE 10 – SUBSEQUENT EVENTS

The Company's management has evaluated the effect which subsequent events may have on these financial statements and determined that there were no reportable subsequent events to be disclosed. Management's evaluation was completed on February 19, 2026, the date these financial statements were issued.